August 13, 2025

Via EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Vanessa Robertson and Jenn Do

Re:	Cryoport, Inc. Form 10-K for the fiscal year ended December 31, 2024 File No. 001-34632

Ladies and Gentlemen:

We respectfully submit the following response to the letter from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (“Commission”) dated July 31, 2025 relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Cryoport, Inc. (the “Company”). To facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below.

Form 10-K for the fiscal year ended December 31, 2024

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue by type, page 42

1.     We note within your earnings release on Form 8-K as well as the earnings call presentation that you quantify the amount of revenue earned related to Commercial Cell & Gene Therapy. In fact, it is the first bullet in your earnings release for the first quarter of 2025 and you have emphasized those results in that period’s earnings call. Therefore, please tell us and quantify in future filings the Commercial Cell & Gene Therapy revenue that is included in each of your three operating segments. Refer to Item 303(a) of Regulation S-K. Further, tell us and disclose the significant components of each of the three operating segments and provide an analysis of the changes in each of those components pursuant to Item 303(b)(2)(i) and (ii) of Regulation S-K, as it is not clear from the description of your products and services on pages 5-7 into what operating segments these products and services are included. For example, it should be clear to a reader what is included within BioLogistics Solutions, which accounts for 60% of your consolidated revenue for the year ended December 31, 2024.

Response:

In the Company’s condensed consolidated statements of operations, the Company’s total revenue is comprised of Life Sciences Services revenue and Life Sciences Products revenue. The Company disaggregates Life Sciences Services revenue into BioLogistics Solutions revenue and BioStorage/BioServices revenue, which results in the following three types of revenue on a disaggregated basis:

•	BioLogistics Solutions revenue

•	BioStorage/BioServices revenue

•	Life Sciences Products revenue

In the Company’s discussion of its Results of Operations in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company describes and quantifies its total revenues with reference to the three types of revenue outlined above. For the purposes of our response, we believe the Staff’s reference to “three operating segments” in its comment were a reference to our revenue disaggregation by type, as outlined above.

We respectfully acknowledge the Staff’s comment in reference to Item 303 of Regulation S-K and, beginning with our Form 10-Q for the quarter ended June 30, 2025, in our future Form 10-Q and Form 10-K filings, the Company will revise the presentation of the “Results of Operations” included within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include disclosure of Commercial Cell & Gene Therapy revenue quantified by type of revenue.

For example, in the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company disclosed the following in its discussion of Results of Operations (emphasis added):

“Revenue by type

Life Sciences Services revenue increased by $4.2 million, or 20.9%, from $20.2 million to $24.4 million for the three months ended June 30, 2025, as compared to the same period in 2024. This increase was driven by year-over-year growth in BioLogistics Solutions revenue and BioStorage/BioServices revenue of 19.5% and 27.6%, respectively, demonstrating strong demand for our services offerings. Commercial Cell & Gene therapy revenue included in BioLogistics Solutions revenue was $7.5 million for the three months ended June 30, 2025, representing a 32.2% year-over-year increase from $5.6 million in the prior year period. We supported 728 clinical trials globally at June 30, 2025, of which 82 of these clinical trials were in phase 3, representing an overall increase of 53 clinical trials from 675 clinical trials at year end 2024. Our company continues to lead the way in providing advanced temperature-controlled supply chain solutions designed to support the development of cell & gene therapies and our future growth.

Life Sciences Products revenue increased by $1.5 million, or 7.8%, from $19.6 million to $21.1 million for the three months ended June 30, 2025, as compared to the same period in 2024. Life Sciences Products revenue consists primarily of revenue from our portfolio of cryogenic stainless-steel freezers, aluminum dewars and related ancillary equipment used in the storage and transport of life sciences commodities, which includes the rapidly growing Cell and Gene Therapy market through a global network of distributors and direct client relationships. Life Sciences Products revenue was primarily driven by demand from customers in the EMEA and APAC regions and strong demand from Animal Health customers in the Americas. Commercial Cell & Gene therapy revenue included in Life Sciences Products revenue was $1.2 million and $0.9 million for the three months ended June 30, 2025 and 2024.”

Additionally, as requested, for the fiscal year ended December 31, 2024, (i) Commercial Cell & Gene therapy revenue included in BioLogistics Solutions revenue was $24.1 million and (ii) Commercial Cell & Gene therapy revenue included in Life Sciences Products revenue was $1.8 million.

The Company will also, beginning with our Form 10-Q for the quarter ended June 30, 2025, in our future Form 10-Q and Form 10-K filings, provide the additional descriptions of the services and products that constitute, in each case, the three types of disaggregated revenue in the “Revenue Disaggregation” section of the “Revenue, Concentrations and Geographic Information” note to its financial statements. For example, in note 4 to the financial statements included in the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company disclosed the following:

“Revenue Disaggregation

The Company’s total revenue is comprised of Life Sciences Services revenue and Life Sciences Products revenue. The Company disaggregates Life Sciences Services revenue into BioLogistics Solutions revenue and BioStorage/BioServices revenue. BioLogistics Solutions revenue primarily includes temperature-controlled logistics services, such as transportation, logistics and related support, chain-of-custody and condition monitoring, lab move services, consulting, and cryopreservation services. BioStorage/BioServices revenue primarily includes storage, kitting, labelling, fulfillment, sample management, drug return, and qualified person (QP) drug product release services. Life Sciences Products revenue includes revenue from the sale of cryogenic systems, such as freezers and, cryogenic dewars and related ancillary accessories.”

We hope that the foregoing has been responsive to the Staff’s Comments. If you have any further comments or questions regarding this letter, please contact the undersigned at (949) 681-2727.

Sincerely,

/s/ Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.